UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
 _______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2018
Commission file number 0-30752
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AETERNA ZENTARIS INC.
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315 Sigma Drive
Summerville, South Carolina, USA
29486
(Address of Principal Executive Offices)
 _______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-216853) and its Registration Statements on Form S-8 (File Nos. 333-210561 and 333-200834) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Documents	Description

99.1	Registrant's Management Information Circular dated April 2, 2018 for its Annual Meeting of Shareholders to be held on May 8, 2018

99.2	Form of Proxy
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: April 9, 2018	By:	/s/ Michael V. Ward
Michael V. Ward
President and Chief Executive Officer